FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furrnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

HP and Alcatel-Lucent to form Global Alliance

Strategic alliance to deliver integrated IT/telecom solutions for service providers and enterprises, and for HP to transform and manage Alcatel-Lucent IT infrastructure

Palo Alto, Calif., and Paris, June 18, 2009 – HP (NYSE: HPQ) and Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced they have signed a relationship agreement establishing both parties’ intent to form a 10-year global alliance to help customers leverage the convergence of telecommunication and IT.

Once the definitive agreement has been executed, the companies will jointly market solutions and capabilities that enable end-to-end transformation for service providers and enterprises.

The companies plan to launch a global go-to-market program to transform communication networks into converged, next-generation infrastructures. As a result of this transformation, service providers will be able to efficiently deliver new, revenue-generating services. HP and Alcatel-Lucent also plan to offer services to manage the new and existing infrastructures for customers looking for flexible sourcing options.

HP and Alcatel-Lucent also plan to create a joint go-to-market initiative to provide communications solutions to mid- and large-size enterprises and public sector organizations. Alcatel-Lucent products in areas such as IP telephony, unified communications, mobility, security and contact centers will be integrated with HP IT solutions. These joint solutions are planned to be offered to enterprises through HP resellers or as managed services.

Furthermore, the alliance will create new end-to-end customer solutions that take advantage of both companies’ product portfolios for the enterprise and telecom markets.

With a binding agreement, the go-to-market program will include all required investment and will be supported by dedicated business development and sales resources. Once implemented, the program could generate multi-billion euros in net revenues for HP and Alcatel-Lucent over a 10-year period.

The companies also plan for HP to transform and manage a large part of Alcatel-Lucent’s IT infrastructure, taking advantage of HP technologies and experience in IT transformation. Alcatel-Lucent will be able to accelerate the evolution of its operations toward the highest standard of performance, quality, efficiency and costs. HP has been selected for its advanced data center technologies and its managed services leadership.

“We expect customers will be able to create new business opportunities and greater efficiencies from this alliance,” said Mark Hurd, HP chairman and chief executive officer. “By combining our deep expertise in IT and communications, HP and Alcatel-Lucent will help customers transform their technology needs into a competitive edge.”

“Today’s global alliance represents a major transformational deal that will deliver great benefits to our customers. IT and telecom are coming together in an unprecedented way and I am delighted to see how we can speed up innovation in our industry,” said Ben Verwaayen, Alcatel-Lucent chief executive officer. “I am also confident that HP will deliver Alcatel-Lucent best-in-class solutions in terms of performance and cost for our IT needs.”

Joint market offerings

The world’s service providers and enterprises are adapting to new consumer and business requirements, new competitors and changing business models. As telecom and IT converge, many businesses are beginning to modernize or outsource their infrastructures.

Through the alignment of their offerings and common solutions, HP and Alcatel-Lucent plan to create a “one-stop shop,” relieving service providers of the burden and complexity of coordinating the transformation of IT and telecom infrastructures. Similarly, the companies plan to empower enterprises to effectively create and manage truly integrated communication environments.

For its next generation platform architecture, Alcatel-Lucent would take advantage of HP IT and telecom technologies as well as HP supply chain efficiencies. Alcatel-Lucent will be able to offer service providers sophisticated solutions that are based on common technologies for carrier-grade and IT applications. This approach will help service providers exploit the advantages of standards-based server, processor and operating system technologies.

HP managed services for Alcatel-Lucent

As part of the agreement, HP would be entrusted with a large part of Alcatel-Lucent’s IT operations. By taking advantage of HP technologies and transformation expertise, Alcatel-Lucent plans to migrate more quickly to advanced IT infrastructure and services that deliver higher performance and greater efficiency. Throughout the 10-year agreement, Alcatel-Lucent targets significant aggregate savings along with material cash-flow improvements.

About HP

HP, the world’s largest technology company, simplifies the technology experience for consumers and businesses with a portfolio that spans printing, personal computing, software, services and IT infrastructure. More information about HP (NYSE: HPQ) is available at http://www.hp.com/.

Note to editors: More news from HP, including links to RSS feeds, is available at http://www.hp.com/hpinfo/newsroom/.

HP Editorial contacts

David Collins	Tel: +1 408 966 6193	collins@hp.com
HP Media Hotline	Tel: +1 866 266 7272	pr@ hp.com
www.hp.com/go/newsroom

Except for historical information, all other information in this press release could be deemed forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include but are not limited to: statements regarding the expected terms of the global alliance between HP and Alcatel Lucent; statements regarding the expected execution of a definitive agreement relating to the global alliance; statements regarding the anticipated benefits of the global alliance; and other statements of the plans, strategies and objectives of management for future operations. Words such as "expects," "anticipates," "targets," "projects," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: risks related to the timing or ultimate execution of definitive agreements relating to the global alliance between HP and Alcatel Lucent; risks related to the possibility that the expected benefits of the global alliance may not materialize as expected; our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in our ability to execute on our strategic plan to reduce costs; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2008, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

This news release contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to statements regarding the expected terms of the global alliance between HP and Alcatel Lucent; statements regarding the expected execution of a definitive agreement relating to the global alliance; statements regarding the anticipated benefits of the global alliance; other statements of the plans, strategies and objectives of management for future operations; any statements concerning expected development, performance or market share relating to products and services; any statements regarding anticipated operational and financial results; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits of the global alliance may not materialize as expected; risks related to the timing or ultimate execution of a definitive agreement relating to the global alliance; macroeconomic and geopolitical trends and events; the execution and performance of contracts by HP and its customers, suppliers and partners; the achievement of expected operational and financial results; and other risks that are described in HP’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2009 and HP’s other filings with the Securities and Exchange Commission, including but not limited to HP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2008. HP assumes no obligation and does not intend to update these forward-looking statements.

© 2009 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. The only warranties for HP products and services are set forth in the express warranty statements accompanying such products and services. Nothing herein should be construed as constituting an additional warranty. HP shall not be liable for technical or editorial errors or omissions contained herein.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted partner of service providers, enterprises and governments worldwide, providing solutions to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 16.98 billion in 2008 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Contact the Alcatel-Lucent Press Office:  press@alcatel-lucent.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: June 22, 2009	By:	/s/ Paul Tufano
Paul Tufano
Chief Financial Officer